SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Table of Contents

1.	Press release of September 12, 2003
2.	Press release of September 22, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

NOT FOR DISTRIBUTION IN THE UNITED STATES

Coca-Cola Hellenic Bottling Company S.A.
announces completion of $900 million bond offering

Athens, Greece — September 12, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), today announced that it has successfully completed, through Coca-Cola HBC Finance B.V., the sale of a two-tranche $900 million bond offering which was heavily oversubscribed. The first tranche consisted of an aggregate principal amount of $500 million due in 2013, carrying an interest rate of 5.125%, and the second tranche consisted of an aggregate principal amount of $400 million due in 2015, carrying an interest of 5.500%. The issue was rated A3 (stable) from Moody’s and A (stable) from S&P.

Proceeds from the offering will be used to finance the leveraged re-capitalization plan of Coca-Cola Hellenic Bottling Company S.A. that was announced on August 19, 2003 and to refinance certain existing short-term and long-term debt.

Bill Douglas, CFO of Coca-Cola HBC commented: “In line with our re-financing strategy we are continuously focused on increasing the duration of our debt maturity profile and lowering the cost of funding of our rapidly growing business. This deal demonstrates Coca-Cola HBC’s ability to access a range of diversified funding sources and new markets such as the US, at highly competitive rates”.

The securities offered have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers (“QIB’s”) in compliance with Rule 144A under the Securities Act and (2) outside the U.S. in offshore transactions as defined under Regulation S under the Securities Act.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

ENQUIRIES:

Company Contacts:
Melina Androutsopoulou	Tel: +30 210 618 3229
Director of Investor Relations	e-mail: melina.androutsopoulou@cchbc.com

Debt Investor enquiries:
John Fulton	Tel: +30 210 618 3114
Group Treasurer	e-mail: john.fulton@cchbc.com

European Press Contact:
Alastair Hetherington	Tel: +44 207 269 7227
FD Athens	Mobile: +30 694 775 2284
e-mail: alastair.hetherington@fd.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
affirms full year 2003 financial outlook and gives country update

Athens, Greece — September 22, 2003 — Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola HBC’ or ‘the Company’) will today reaffirm full year guidance, as updated in its H1 2003 results. The following points will be reiterated during a meeting that the Company is hosting for analysts and investors in Russia: Volume growth for the full year is expected to be in the lower half of the 7%-9% range, EBITDA growth is expected to be in the upper half of the 11%-13% range, EBIT is expected to grow by 30%-35%, net profit is expected to be in the range of €90-100 million and ROIC is expected to grow by approximately 150 basis points to 6.6%.

Senior group and regional management will deliver a presentation updating analysts and investors on the Company’s current performance and full year expectations for its operations in the Russian market. 2003 September Year-to-date volume is expected to grow by 9%. For the full year 2003, volume is expected to grow by approximately 10%, and sales revenue is expected to grow by approximately 19%. Coca-Cola HBC will also reaffirm that Russia is expected to be EBIT and net profit positive for the full year 2003.

Coca-Cola HBC will also update analysts and investors on progress and expectations for the key Italian and Polish markets. 2003 September Year-to-date and full year 2003 volume in Italy is expected to grow by 6%. 2003 September Year-to-date and full year 2003 volume in Poland is expected to grow by 10%. Copies of the presentation will be available at www.coca-colahbc.com from today, at 1:00 pm Athens time (11:00 am London time and 6:00 am New York time).

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

INQUIRIES:

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3100
Director of Investor Relations & Business Development	e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington	Tel: +30 210 725 8194
FD Athens	Mobile: +30 694 775 2284
e-mail: alastair.hetherington@fd.com

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By: /s/ Jan Gustavsson

Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: November 7, 2003